DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES
               FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                           (99-VUL, FORM 1853) VUL II
                     ISSUED BY CUNA MUTUAL INSURANCE SOCIETY
                                  OCTOBER, 2008

       This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by CUNA Mutual Insurance Society (the "Company") in connection with the issuance of MEMBERS Variable Universal Life II, a flexible premium variable life insurance policy ("Policy" or "Policies") and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policies ("Owners") of their interests in the Policy. Terms used herein have the same definition as in the prospectus for MEMBERS Variable Universal Life II that is included in its current registration statement on Form N-6 (File No. 333-81499) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS
       ----------------------------------------------------------------

       A.      OFFER OF THE POLICIES, APPLICATION, INITIAL PREMIUM, AND ISSUANCE
               -----------------------------------------------------------------

               Offer of the Policies. The Policies are offered and issued pursuant to underwriting standards in accordance with state insurance laws. The Initial Required Premium for the Policies is not the same for all Owners with the same Specified Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays an initial premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, gender, and rate class of the Insured. Uniform premiums for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform premium for all Insureds, there is a uniform premium for all Insureds of the same rate class, age, and gender and same Specified Amount.

               Application. Persons wishing to purchase a Policy must complete an application and submit it to the Company or through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy. The application must specify the name of the Insured(s) and provide certain required information about the Insured(s). The application must designate the requested Specified Amount, Death Benefit Option, planned annual premiums, premium allocation percentages, and name the beneficiary. The minimum Specified Amount is $50,000 ($25,000 for issue ages 65+). The Company determines the initial required premium for a Policy based on the Specified Amount and other characteristics of the proposed Insured, such as age, gender and rate class.

               Receipt of Application and Underwriting. Upon receipt of a completed application in good order from an applicant, the Company will use underwriting procedures for life insurance designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made.

               The underwriting process determines the rate class to which the proposed Insured is assigned if the application is accepted. The Company currently places proposed Insureds in the following rate classes, based on the Company's underwriting: a male or female rate class, a tobacco use or a non-tobacco use rate class, and a preferred or standard health class. Substandard rate classes are also offered. This original rate class applies to the initial Specified Amount.

               The Company retains any Premium (including Premiums that relate to an increase in Specified Amount) in a suspense account during the underwriting process. Further, if the Initial Required Premium is received before the Policy is issued, the Company will hold the Initial Required Premium in a suspense account until the Valuation Day in which the application is deemed complete.

               The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be promptly returned, generally the next day, without interest. The application and Initial Required Premium are subject to any review the Company must do to comply with procedures required by the Office of Foreign Assets Control ("OFAC"), U.S. Department of Treasury. If it is determined that the applicant (proposed insured or policyowner) is an OFAC blocked individual, the Administrative Compliance Unit will work directly with OFAC to verify the information. The Administrative Compliance Unit will provide instruction on how to proceed with respect to returning premium and sending out correspondence. Any premium will be held as long as required by OFAC while the investigation is active. If it is determined to reject the application based on the investigation with OFAC, the premium will be promptly returned, generally the next business day, without interest.

               Issuance of Policy. Full insurance coverage under the Policy begins on the Policy Issue Date. If the Initial Required Premium is paid with the application, and the Policy is approved as applied for, then the Policy Issue Date is the Valuation Day as of which the Policy is approved, if it is approved by 3:00 p.m. Central Time. If approved after 3:00 p.m. Central Time, the Policy Issue Date will be the next Valuation Day. However if there is a request to maintain the application issue age, the Policy Issue Date will be only day prior to the Insured's birthday. If the Initial Required Premium does not accompany the application or the application is approved other than as applied for, then the Policy Issue Date is approximately ten days after the Policy is approved. The Valuation Day is the day on which the application is deemed complete.

               On the Valuation Day on which the application is deemed complete, the Company makes the first Monthly Deduction. The Policy Issue Date is shown on the schedule page of the Policy. The Valuation Day on which the order is deemed complete is also the date when the Company will allocate the Net Premium to the Subaccounts and Fixed Account selected on the application. The Company measures Policy months, years, and anniversaries from the Policy Issue Date.

               Initial Premium and Temporary Insurance Coverage. Upon receipt of a completed application and full Initial Required Premium, the Temporary Insurance Agreement provides a limited amount of life insurance on the proposed Insured(s) for a limited time while we consider the application for life insurance.

               The amount of temporary coverage is limited to 50% of the amount of coverage applied for up to a maximum benefit of $150,000 per proposed Insured.

               No coverage will take effect under this Agreement if:

               1.   the proposed Insured commits suicide;
               2. the application contains material misrepresentations or is fraudulently completed;
               3. any proposed Insured has received, sought or had recommended any treatment for cancer, stroke or any disease of the heart, liver, or immune system within the past 12 months;
               4. any proposed Insured has been advised to be hospitalized or is a patient in a hospital or medical facility at the time of the application;
               5. Payment of premium is not honored for payment when first presented or the Company is unable to collect the first premium payment due to incomplete or incorrect payment information.

               Coverage does not apply to riders involving waiver of monthly deduction or accidental death benefits, and coverage under the Temporary Insurance Agreement ends on the earliest of the following: (1) when coverage starts under the Policy applied for,
               (2) when we offer coverage other than as applied for, (3) when we mail notice to the owners of our decision to decline the application or terminate coverage under this Agreement; (4) when the Owner requests cancellation, or (5) 60 days after the date of the application, if allowed by state law.

               Tax-Free Exchanges (1035 Exchanges). The Company will accept as part of the Initial Required Premium money from one or more contracts that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code.

               Internal 1035 Exchanges are processed by the FTF New business Life Team. The old policy is surrendered and Cash Value or conversion credit is generally applied as the Initial Required Premium. If the application is deemed complete by 3:00 p.m. Central Time, the surrender date of the old policy and the Policy Issue Date of the new policy will be the current Valuation Day. Any Cash Value or conversion credit from the old policy or premium submitted will also be applied the current Valuation Day. If the order is deemed complete after 3:00 p.m. Central Time, the surrender date of the old policy and the Policy Issue Date of the new policy will be the next Valuation Day. Any Cash Value or conversion credit from the old policy or premium submitted will also be applied the next Valuation Day.

               Due to system constraints, we may need to surrender the old policy based on its established Monthly Processing Day. In these cases, the surrender date is the Monthly Processing Day prior to the Policy Issue Date of the new policy with the old policy values being applied as of the Policy Issue Date of the new policy.

               External 1035 Exchanges are sent to the Transfer Team in Service once the application is deemed complete, the Initial Required Premium has been paid, and the policy has been issued.
               Generally, External 1035 dollars are not applied as Initial Required Premium. The request for External 1035 dollars is initiated by the Transfer Team and they apply the funds as a 1035 Exchange payment once they are received from the external company. If the payment is received in the by the Company's Mailing Agent by 3:00 p.m. Central Time, it is applied that day using the Accumulation Unit Values determined that day. If the payment is received in the Home Office after 3:00 p.m. Central time, it is applied to the next Valuation Day using the Accumulation Unit Values determined that day.

       B.      ADDITIONAL PREMIUMS
               -------------------

               Additional Premiums Permitted. The Owner has flexibility to add additional Premiums to his or her Policy, up to the maximum amount specified by Section 7702 of the Internal Revenue Code. Premiums are generally flexible both as to timing and amount. Premiums must be large enough to keep the Policy in force. Premium payments will be applied the day received by the Company's Mailing Agent if prior to 3:00 p.m. Central Time. Monies received after 3:00 p.m. Central Time will be processed the next Valuation Day.

               The Company reserves the right to refuse any Premium that is less than $50. Further, the Company reserves the right to limit or refund any Premium if: the amount is below the Company's current minimum additional Premium requirement; or the Premium would increase the Death Benefit by more than the amount of the Premium; or accepting the Premium would disqualify the Policy as a life insurance contract as defined in federal tax laws and regulations.

               An Owner may pay Premiums by any method the Company deems acceptable. The Company will treat any payment made as a Premium payment unless it is clearly marked as a loan repayment.

       C.      CREDITING PREMIUMS
               ------------------

               Premium Expense Charge. The Company deducts a premium expense charge from Premiums. The amount of charge varies by the Owner's state of residence.

               Initial Premium. The initial Net Premium (Premium less the Premium Expense Charge) will be credited to the Policy on the Policy Issue Date. On the Policy Issue Date, the Company will allocate the Net Premium to the Subaccounts and Fixed Account the Owner elected on the application.

               Subsequent Premiums. Subsequent Net Premiums will be credited to the Policy on the Valuation Day they are received by the Company's Mailing Agent.

               On any day that the Company credits Net Premiums or transfers Policy Value to a Subaccount, the Company will convert the dollar amount of the Net Premium (or transfer) into Accumulation Units at the Accumulation Unit value for that Subaccount, determined at the end of that Valuation Day. The Company will credit amounts to the Subaccounts only on a Valuation Day, that is, on a date the New York Stock Exchange is open for trading, except for days that a Subaccount's corresponding Fund does not value its shares.

       D.      PLANNED PREMIUMS
               ----------------

               Schedule of Planned Annual Premiums. Each Policy provides for a schedule of planned annual Premiums determined by the Owner. The Owner is not required, however, to pay Premiums in accordance with the schedule.

       E.      PREMIUMS DURING A GRACE PERIOD AND PREMIUMS UPON REINSTATEMENT
               --------------------------------------------------------------

               If the Accumulated Value is less than the amount of the Monthly Deduction due on any Monthly Processing Day, and the Basic or Extended Guarantee is not in effect, the Policy will be in default and a grace period will begin. If the Basic or Extended Guarantee is in effect, the Policy will remain in force, regardless of the sufficiency of the Surrender Value.

               The grace period will end 61 days after the date on which the Company sends a grace period notice stating the amount required to be paid and the final date by which the Company must receive the payment. The notice will be sent to the Owner's last known address and to any assignee of record. The Policy does not lapse, and the insurance coverage continues, until the expiration of this grace period.

               If the grace period ends and the Basic or Extended Guarantee is not in effect, all coverage under the Policy will terminate without value. The Owner may reinstate a Policy only if:

                      1. The Owner makes a written request to reinstate within five years after termination;

                      2. The Insured meets the Company's insurability requirements;
                      3. The Owner pays a Net Premium in an amount sufficient to cover any unpaid Monthly Deductions and Surrender Charges that have been used to pay Monthly Deductions due prior to the end of the grace period plus the anticipated amount of two Monthly Deductions; and
                      4. Any loan amount outstanding at termination is reinstated or paid off.

               When a reinstatement premium is received, funds are placed into a suspense account during the underwriting process. Once underwriting is completed, the reinstatement premium will be credited to the variable life policy on the next valuation day.

               Cost of insurance rates following reinstatement, if approved, will be based upon the risk classification of the reinstated policy.

       F.      ALLOCATIONS OF INITIAL PREMIUM AMONG THE SUBACCOUNTS AND THE
               ------------------------------------------------------------
               FIXED ACCOUNT
               -------------

               The Separate Account. An Owner may allocate Net Premiums to one or more of the Subaccounts of the CUNA Mutual Variable Life Insurance Account (the "Separate Account"). The Separate Account is divided into Subaccounts, the assets of which are used to purchase shares of a designated corresponding investment portfolio of a Fund. Each Fund is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Additional Subaccounts may be added from time to time to invest in other portfolios of the funds or any other investment company.

               When an Owner allocates an amount to a Subaccount (either by Premium allocation, transfer of Policy Value, or repayment of a Policy loan), the Policy is credited with Accumulation Units in that Subaccount. The number of Accumulation Units is determined by dividing the amount allocated, transferred or repaid to the Subaccount by the Subaccount's Accumulation Unit value for the Valuation Day when the allocation, transfer or repayment is effected. A Subaccount's Accumulation Unit value is determined for each Valuation Period by dividing the net assets of the Subaccount by the number of Accumulation Units outstanding in the Subaccount.

               The Fixed Account. Owners also may allocate Net Premiums to the Fixed Account. Money allocated or transferred to the Fixed Account will be credited daily with interest at a net effective annual interest rate of at least 4%.

               Allocations of Net Premiums Among the Separate Account and the Fixed Account. Net Premiums are allocated to the Subaccounts and the Fixed Account in accordance with the following procedures:

               In the application for the Policy, the Owner will specify the percentage of Net Premium to be allocated to each Subaccount of the Separate Account and/or the Fixed Account. The percentage of each Net Premium that may be allocated to any Subaccount or the Fixed Account must be a whole number and at least 1%. The sum of the allocation percentages must be 100%.

               Allocation percentages may be changed at any time by the Owner submitting a written request to the Company's Mailing Agent. The Company will also accept a faxed, telephone, or internet (email) request if it has an original signed telephone/fax/internet authorization on file.

       G.      LOAN REPAYMENTS AND INTEREST PAYMENTS
               -------------------------------------

               Repaying Loan Amount. The Owner may repay all or part of the Loan Amount at any time while the Policy is in force and the Insured is living. The Loan Amount is equal to the sum of all outstanding Policy loans including both principal and accrued interest. Loan repayments must be sent to the Company's Mailing Agent and will be credited as of the date received. If the Death Benefit becomes payable while a Policy loan is outstanding, the Loan Amount will be deducted in calculating the Death Benefit Proceeds.

               Allocation for Repayment of Policy Loans. On the Valuation Day the Company receives a repayment of all or part of a loan, Loan Account Value equal to the repayment will be transferred from the Loan Account to the Subaccounts and the Fixed Account and allocated in the same manner as current Premiums are allocated, or as directed by the Owner.

               Interest on Loan Account. The amount in the Loan Account will be credited with interest at a minimum guaranteed annual effective rate of 4%.

               Owners can select to have us systematically withdraw loan repayments from a credit union/bank account. Owners may also mail in a check indicating on the check or correspondence that the money is going towards the loan. Payments will be applied the day received by the Company's Mailing Agent if prior to 3:00 p.m. Central Time. Payments received after 3:00 p.m. Central Time will be processed the next Valuation Day. Loan payments on VUL II are applied to principle.

               When the Company applies a loan payment, it's moved from the "Loan account" to the subaccounts. If it's a systematic loan repayment, the Owner will see the payments reflected on the quarterly confirmation statements. If the transaction is a single loan payment, a confirmation is generated and mailed to the Owner. These confirmations show the loan balance which includes the loan account has earned as of the date of the statement. The annual statement will show the Owner loan payments received, interested accrued and the loan payoff balance.

         H. The Company will monitor variable life policies and will notify the owner in a timely manner if the owner's policy becomes a Modified Endowment Contract under the Internal Revenue Code. The variable life policy could become a Modified Endowment Contract by a premium application, reduction in death benefit, or a "material change". The premium is applied or the change in benefits is processed. A letter of notification is then sent to the owner along with information on what the tax implications may be in the future upon having a Modified Endowment Contract. If the owner makes the decision to not have the policy classified MEC, a written request is required to refund any excess premium to maintain a non-MEC contract. The refund is processed on the same day it is received. A letter of confirmation is then sent to the owner to notify that they no longer have a MEC contract. The owner is allowed to change the policy to a non-MEC contract 60 days following the anniversary that the policy became a MEC.

II.      TRANSFERS
         ---------

         A.    TRANSFERS AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT
               -----------------------------------------------------

               The Owner may transfer Policy Value between and among the Subaccounts of the Separate Account and, subject to certain special rules, to and from the Fixed Account.

               In any Policy Year, the Owner may make an unlimited number of transfers among the Subaccounts. However, the Company reserves the right to impose a transfer charge of $10 for each transfer in excess of 12 during any Policy Year. For purposes of the transfer charge, all transfer requests made in one day are considered one transfer, regardless of the number of Subaccounts affected by the transfer. Any unused "free" transfers do not carry over to the next year. Transfers made as part of an automatic program, such as dollar cost averaging or portfolio rebalancing do not count toward the 12 free transfers.

               There is no minimum amount that may be transferred from each Subaccount or the Fixed Account and there is no minimum amount that must remain in a Subaccount or the Fixed Account following a transfer.

               Requests to transfer from the Fixed Account must be received by the Company during the 30-day period following the end of each Policy Year. Only one transfer of up to 25% of the Fixed Account is allowed each Policy Year. The Company is currently waiving these restrictions.

               The Policy, as applied for and issued, will automatically receive telephone/fax authorization unless the Owner provides other instructions (if allowed by state law). The telephone/fax authorization allows the Owner give authority to the registered representative or agent of record for the Policy to make telephone transfers, change automatic payment and transfer programs, and to change the allocation of future payments among the Subaccounts and the Fixed Account on the Owner's behalf according to the Owner's instructions.

               Market Timing Procedures. The Company reserves the right to restrict the ability to transfer Policy Value among Subaccounts and/or the Fixed Account if the Company believes such action is necessary to maintain the tax status of the Policy. Further, the Company has adopted additional transfer limitations to protect Owners from potentially harmful trading activity (the "Market Timing Procedures").

               Once an Owner has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Owner that from that date forward, for three months from the date the Company mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by written request with an original signature conveyed through the U.S. mail or overnight delivery service.

               In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). The Company also reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the Funds.

       B.      DOLLAR COST AVERAGING AND AUTOMATIC TRANSFERS
               ---------------------------------------------

               The dollar cost averaging program permits Owners to systematically transfer on a monthly, quarterly, semi-annual or annual basis a set dollar amount from one Subaccount and/or Fixed Account to any combination of Subaccounts. Similarly the Automatic Transfer Program permits Owners to systematically transfer on a monthly, quarterly, semi-annual or annual basis a set dollar amount, percentage, set number of Accumulation Units, or leave a target remainder in any Subaccount source fund to any of the other Subaccounts. Owners may elect to participate in either program at any time by sending the Company a written request. The Company will also accept faxed or telephone requests if it has an original signed telephone/fax authorization on file. There is no additional charge for these programs. The minimum transfer amount is $100 per month. A transfer under these programs is not considered a transfer for purposes of assessing a transfer charge. The Company reserves the right to discontinue offering these programs at any time and for any reason.

       C.      AUTOMATIC PERSONAL PORTFOLIO REBALANCING
               ----------------------------------------

               An Owner may instruct the Company to automatically rebalance (on a monthly, quarterly, semi-annual or annual basis) Policy Value between and among specified Subaccounts and/or Fixed Account in order to achieve a particular percentage allocation of Policy Value among the Subaccounts. An Owner may elect to participate in the automatic rebalancing program at any time by sending the Company a written request to the Company's Mailing Agent. The Company will also accept a faxed or telephone request if we have an original signed telephone/fax authorization on file. The percentage allocations must be in whole percentages. Subsequent changes to the percentage allocations may be made at any time by written or telephone instructions to the Company's Mailing Agent.

               Once elected, automatic rebalancing remains in effect until the Owner instructs the Company to discontinue automatic rebalancing. There is no additional charge for using automatic rebalancing, and an automatic rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge. The Company reserves the right to discontinue offering the automatic rebalancing program at any time and for any reason.

       D.      TRANSFER ERRORS
               ---------------

               In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts transferred among the Subaccounts and the Fixed Account, except for de minimis amounts. The Company will correct non-de minimis errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company may take any gain resulting from the error.

III.   "REDEMPTION" PROCEDURES
       -----------------------

       A.      RIGHT TO EXAMINE

               The Policy provides for an initial right to examine period during which an Owner may cancel the Policy before the latest of the following three events:

                  o   45 days after the date of the application;
                  o 10 days after the Company has personally delivered the Policy or has sent the Policy and a notice of right to withdraw to the Owner by first class mail
                      (20 days if the Policy is a replacement for an existing policy, or longer if required by state law); or
                  o 10 days after the Owner receives the Policy (20 days if the Policy is a replacement for an existing Policy, or longer if required by state law).

               To cancel the Policy, the Owner must mail or deliver the Policy to the sales representative who sold it or to the Company's Mailing Agent along with a signed and dated Written Request to cancel.

               Upon returning the Policy to the Company, we will treat it as if it had never been issued. Within seven days after receipt of the written cancellation request and Policy, the Company will pay a refund. The refund will be the total of all premiums paid for the Policy unless state law requires a different result.

       B.      SURRENDERS

               Requests for Surrender Value. The Owner may surrender the Policy at any time for its Surrender Value. The Surrender Value on any Valuation Day is the Policy Value, minus any applicable Surrender Charge, and minus any applicable Loan Amount. The Surrender Value will be determined by the Company on the Valuation Day it receives all required documents, including a satisfactory written request signed by the Owner. The Company will cancel the Policy as of the date the Written Request is received by the Company's Mailing Agent, and will ordinarily pay the Surrender Value within seven days following receipt of the Written Request and all other required documents. The Policy cannot be reinstated after it is surrendered.

               Surrender of Policy -- Surrender Charge. If the Policy is surrendered during the first 9 Policy years, the Company will deduct a surrender charge from the Policy Value and pay the remaining Policy Value (less any outstanding Loan Amounts) to the Owner. The surrender charge gradually decreases to zero after the ninth Policy Year. Requested increases in the specified amount will result in an increase in the surrender charge. The surrender charge will decrease each year and will be zero after nine policy years after the requested increase. The surrender charge may be waived if the Executive Benefits Plan Endorsement is in effect. There is a $150 fee for the Executive Benefits Plan Endorsement if it is exercised during the first two Policy Years. This fee is currently being waived.

       C.      PARTIAL WITHDRAWALS
               -------------------

               When Partial Withdrawals are Permitted. The Owner may withdraw a portion of the Policy Value, subject to the following conditions:

               o The Owner must make partial withdrawal requests in writing for partial withdrawals over $10,000. Up to $10,000, by fax or telephone if the Company has an original signed telephone/fax authorization on file
               o The Owner may specify the Subaccount(s) and the Fixed Account from which the partial withdrawal will be taken. If any account value is insufficient, or if the Owner does not specify the accounts, the Company will deduct the amount from the Separate Account and the Fixed Account on a pro-rata basis.
               o The Company generally will pay a partial withdrawal request within seven days following the Valuation Day on which the withdrawal request is received.
               o     There is currently no charge for a partial withdrawal.
                     The Company reserves the right to charge the lesser of 2% of the partial withdrawal or $25.
               o The maximum partial withdrawal is the Surrender Value less the next two anticipated Monthly Deductions.
               o There is a contractual limit of 2 partial withdrawals per year. This limit is currently being waived.
               o The Company reserves the right to decline a partial withdrawal request if the remaining Specified Amount would be below the minimum Specified Amount necessary to issue a new Policy.

               Effect of Partial Withdrawal on Death Benefit. A partial withdrawal will reduce the Policy Value by the amount of the partial withdrawal. A partial withdrawal will reduce the Specified Amount by an equal amount (including the service fee) if Death Benefit Option 1 is in effect. A partial withdrawal will also reduce the Basic and/or Extended Guarantee Premiums paid by the amount the partial withdrawal.

               If Death Benefit Option 2 is in effect at the time of the partial withdrawal, the Specified Amount will not change.

       D.      LAPSES
               ------

               If a sufficient premium has not been received by the 61st day after a grace period notice is sent, the Policy will lapse without value and no amount will be payable to the Owner.

       E.      MONTHLY DEDUCTION AND MORTALITY AND EXPENSE RISK CHARGE

               On each Monthly Processing Day, redemptions in the form of deductions will be made from Policy Value for the Monthly Deduction. The Monthly Deduction consists of these components:
               (a) the cost of insurance charge; (b) a monthly Policy fee;
               (c) a monthly administrative charge (first 10 policy years and first 10 years after a specified amount increase) and (d) charges for additional benefits added by riders to the Policy, if any.

               The Monthly Deduction. A Monthly Deduction will be deducted from each Subaccount and the Fixed Account on the Policy Issue Date and on each Monthly Processing Day on a pro-rata basis (i.e., in the same proportion that the value in each Subaccount and the Fixed Account bears to the total Policy Value on the Monthly Processing Day).

               The Monthly Deduction is equal to:

               o    the monthly Policy fee of $6; PLUS
               o the monthly administrative charge (maximum guaranteed charge of $0.0375 per $1000 of Specified Amount); PLUS
               o    the monthly cost of insurance charge for the Policy; PLUS
               o the monthly charge for benefits provided by riders attached to the Policy, if any.

               Cost of Insurance Charge. The cost of insurance charges are calculated monthly, and depend on a number of variables, including the age, gender and rate class of the Insured. The charge varies from Policy to Policy and from Monthly Processing Day to Monthly Processing Day. The charge is calculated each month based on the Specified Amount for Death Benefit Option 2 policies and the Net Amount at Risk for Death Benefit Option 1 policies. The maximum guaranteed cost of insurance charge varies from $0.06 - $83.33 per $1,000 of Net Amount at Risk.

               Additional Benefit Charges. The cost of additional benefits includes charges for any additional insurance benefits added to the Policy by rider. These charges are for insurance protection and vary by the Owner.

               Mortality and Expense Risk Charge. Each Valuation Day, the Company deducts a daily mortality and expense risk charge at the annual rate of 0.90% from assets in the Subaccounts as part of the calculation of the Accumulation Unit value for each Subaccount.

       F.      MATURITY
               --------

               The Policy matures on the Policy Anniversary following the Insured's 95th birthday. Coverage under the Policy ceases on that date (unless the Maturity Date has been extended, as allowed by State law). The Company will pay maturity proceeds equal to Surrender Value as of the Maturity Date.

       G.      DEATH BENEFIT PROCEEDS
               ----------------------

               Payment of Death Benefit Proceeds. As long as the Policy remains in force, the Death Benefit Proceeds will be payable to the Beneficiary upon receipt, by the Company's Mailing Agent, of due proof of the Insured's death and required claim form completed and signed by the Beneficiary/ies. The policy provides that Death Benefit Proceeds may be deferred for up to 60 days from the date the Company receives proof of death. If payment is postponed, the Company will pay interest according to guidelines based on each states specific requirements.

               The Death Benefit Proceeds. The Death Benefit Proceeds will equal:

               o   the Death Benefit (described below) on the date of death;
                   PLUS
               o   any Premiums received after the date of death; MINUS
               o any past due insurance charges if the Insured dies during the grace period; MINUS
               o any outstanding loan and loan interest amounts on the date of death; MINUS
               o   any partial withdrawals taken after the date of death.

               If all or part of the Death Benefit Proceeds are paid in one sum, the Company will pay interest on this sum as required by applicable State law and, if applicable, the contract guidelines, whichever is greater.

               Death Proceeds may also be applied to one of the Settlement Options offered under the Policy.

               The Death Benefit Option. The Owner selects the Death Benefit Option at issue. Death Benefit Option 1 provides a level death benefit. The cost of insurance is based on the Net Amount At Risk, which decreases as the Policy Accumulated Value increases and increases as the Policy Accumulated Value decreases for Death Benefit Option 1. Death Benefit Option 2 provides a level Net Amount At Risk, equal to the Specified Amount, and the Death Benefit is equal to the Specified Amount plus the Policy Accumulated Value. The Face Amount under Death Benefit Option 1 is the greater of (a) the Specified Amount, or (b) the Policy Accumulated Value on the date of death multiplied by the Death Benefit Ratio. The Face Amount under Death Benefit Option 2 is the greater of (a) the Specified Amount plus the Policy's Accumulated Value on the date of death, or (b) the Policy Accumulated Value on the date of death multiplied by the Death Benefit Ratio. The Owner may change the Death Benefit Option, however, the Company has reserved the right to require evidence of insurability before such change is approved. The change becomes effective as of the first Monthly Processing Day after the Company receives the written request requesting the change, or the first Monthly Processing Day after underwriting is complete if evidence was requested. The written consent of all assignees and irrevocable beneficiaries must be obtained prior to the change.

               Prospectus language states that no change from Death Benefit Option 1 to Death Benefit Option 2 is allowed if the resulting Specified Amount would be less than the minimum Specified Amount necessary to issue a new policy. Our current practice is no change from Death Benefit Option 1 to Death Benefit Option 2 is allowed if the resulting Specified Amount would be less than $40,000 ($20,000 if Issue Age is 65 or over.

               The Death Benefit. The Death Benefit is determined at the end of the Valuation Day on which the Insured dies. The Death Benefit is equal to:

               o the current Specified Amount for Death Benefit Option 1 Policies; or
               o the current Specified Amount plus the Policy Accumulated Value for Death Benefit Option 2 Policies;
               o but in no case less than a specified percentage, called the Death Benefit Percentage Factor, multiplied by the Policy Accumulated Value on the Insured's date of death.

               Accelerated Benefit Option. The Owner can elect to receive an accelerated payment of the Death Benefit and provide the Company with Satisfactory evidence that the Insured is terminally ill. The Company will advance up to 50% of the Policy's eligible Death Benefit subject to $250,000 per Insured upon receipt of the required forms. The Company deducts an administrative fee of no more than $300 for an accelerated payment of the Death Benefits and deducts interest on the amount paid. A deduction for up to one year of premium may also be required. As a result, the Death Proceeds payable to the beneficiary upon the death of the Insured is reduced by an amount greater than the amount the Owner receives as an accelerated benefit. (Note: The Accelerated Benefit Option is not available in all states.)

       H.      POLICY LOANS
               ------------

               Policy Loans. The Owner may obtain a Policy loan from the Company at any time by submitting a written, faxed, or telephone request to the Company and/or Mailing Agent, anytime before the Policy's Maturity Date. The maximum loan amount is 90% (100% in some states) of the Policy Value at the time of the loan. Policy loans will be processed as of the Valuation Day the request is received and loan proceeds generally will be sent to the Owner within seven days thereafter. Premiums paid for purposes of the Basic and Extended Guarantee Requirements will be reduced by the amount of any Policy loans taken.

               Collateral for Policy Loans. When a Policy loan is made, an amount equal to the loan proceeds is transferred from the Policy Value in the Subaccounts or Fixed Account to the Loan Account. The Owner may specify how this transferred Policy Value is allocated among Subaccount Values and the Fixed Account. If the Owner does not specify the allocation, the Company will make the allocation based on the proportion that each Subaccount Value and the Fixed Account Value bear to the Policy Value as of the date that the transfer is made.

               Interest on Loan Amount. The Company charges interest daily on any outstanding loan amount at an effective annual interest rate of 6% (and a maximum of 4.5% after Policy Year 10).
               Interest is due and payable at the end of each Policy Year. On each Policy Anniversary, any unpaid loan interest accrued since the last Policy Anniversary becomes part of the outstanding loan amount. This unpaid interest will also reduce premiums paid for purposes of the Basic and Extended Guarantee premium requirements. An amount equal to the unpaid interest is transferred to the Loan Account from each Subaccount and the Fixed Account on a pro-rata basis.

               Effect on Death Benefit Proceeds. If the Death Benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the Death Benefit Proceeds.

       I.      LUMP SUM PAYMENTS BY THE COMPANY
               --------------------------------

               Lump sum payments of partial withdrawals, surrenders, maturity proceeds or loans from the Subaccounts will be ordinarily made within seven days of the Valuation Day on which the Company receives the request and all required documentation received by the Company's Mailing Agent. The Company may postpone the processing of any such transactions for any of the following reasons:

               1. If the disposal or valuation of the separate account's assets is not reasonably practicable because the New York Stock Exchange ("NYSE") is closed for trading other than for customary holiday or the weekend closings, or trading on the NYSE is otherwise restricted, or an emergency exists, as determined by the SEC.

               2. When the SEC by order permits a delay for the protection of Owners.

               3. If the payment is attributable to a check that has not cleared.

               The Company may defer for up to six months after the date the Company receives the request, the payment of any proceeds from the Fixed Account for a partial withdrawal, surrender, payment at maturity or loan request.

       J.      CONVERSION RIGHT
               ----------------

               The Owner has the right to transfer all of the Subaccount Value to the Fixed Account. During the first 24 Policy months after the Policy Issue Date, such a transfer is not counted for purposes of determining whether a transfer charge applies, unless state law requires or allows otherwise.

       K.      REDEMPTION ERRORS
               -----------------

               In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts redeemed from the Subaccounts and the fixed account, except for de minimus amounts. The Company will assume the risk of any non de minimus errors caused by the Company.

       L.      MISSTATEMENT OF AGE OR SEX
               --------------------------

               For a Policy based on male or female cost of insurance rates, if the Insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows (unless a different result is required by state law):

                           a. If the misstatement is discovered at death, the Death Benefit Proceeds will be adjusted based on what the cost of insurance rate as of the most recent Monthly Processing Day would have purchased at the Insured's correct age and gender.

                           b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the Insured's correct age and gender beginning on the next Monthly Processing Day.

               For a Policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the Insured's age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):

                           a. If the misstatement is discovered at death, the Death Benefit Proceeds will be adjusted based on what the cost of insurance rate as of the most recent Monthly Processing Day would have purchased at the Insured's correct age.

                           b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the Insured's correct age beginning on the next Monthly Processing Day.

               For a Policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the Insured's age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):

                           a. If the misstatement is discovered at death, the Death Benefit Proceeds will be adjusted based on what the cost of insurance rate as of the most recent Monthly Processing Day would have purchased at the Insured's correct age.

                           b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the Insured's correct age beginning on the next Monthly Processing Day.

       M.      INCONTESTABILITY
               ----------------

               The Policy limits the Company's right to contest the Policy as issued or as increased, for reasons of material misstatements contained in the application or supplemental application, after it has been in force during the Insured's lifetime for two years from the Policy Issue Date, increase date, or reinstatement date.

       N.      LIMITED DEATH BENEFIT
               ---------------------

               The Policy limits the Death Benefit if the Insured dies by suicide within two years after the Policy Issue Date of the Policy or date of reinstatement. The Death Benefit will be limited to the Policy Value less any Loan Amount.

               The Policy also limits the Death Benefit if the Insured dies by suicide within two years from the effective date of any increase in Specified Amount. The Company's liability with respect to that increase is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of increase to the date of death.